Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		March 31, 2023	December 31, 2022
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and cash equivalents		131.9	148.3
Trade and other receivables	4	966.0	1,028.0
Unbilled receivables		638.5	553.4
Contract assets		88.8	83.9
Income taxes recoverable		49.2	65.4
Prepaid expenses		63.6	48.6
Other assets	5	9.9	10.2
Total current assets		1,947.9	1,937.8
Non-current
Property and equipment		250.9	250.7
Lease assets		449.4	470.4
Goodwill		2,340.0	2,346.4
Intangible assets		294.9	320.4
Net employee defined benefit asset		63.4	57.4
Deferred tax assets		45.2	45.2
Other assets	5	245.3	224.6
Total assets		5,637.0	5,652.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	6,11	56.1	65.4
Trade and other payables		718.3	755.7
Lease liabilities		96.8	99.0
Deferred revenue		307.7	327.7
Income taxes payable		25.2	25.9
Long-term debt	6,11	25.6	52.2
Provisions	7	44.1	48.1
Other liabilities	8	40.9	36.0
Total current liabilities		1,314.7	1,410.0
Non-current
Lease liabilities		503.1	522.4
Income taxes payable		7.1	7.1
Long-term debt	6,11	1,231.7	1,183.6
Provisions	7	150.4	149.7
Net employee defined benefit liability		31.5	32.3
Deferred tax liabilities		22.0	28.2
Other liabilities	8	43.3	33.2
Total liabilities		3,303.8	3,366.5
Shareholders’ equity
Share capital	9	992.0	983.8
Contributed surplus		6.1	6.7
Retained earnings		1,198.1	1,154.9
Accumulated other comprehensive income		136.7	140.6
Total shareholders’ equity		2,332.9	2,286.0
Non-controlling interests		0.3	0.4
Total liabilities and equity		5,637.0	5,652.9
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended March 31,
		2023	2022
(In millions of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		1,539.2	1,313.9
Less subconsultant and other direct expenses		310.7	263.8

Net revenue		1,228.5	1,050.1
Direct payroll costs	12	568.5	483.0

Project margin		660.0	567.1

Administrative and marketing expenses	9,11,12	488.3	426.1
Depreciation of property and equipment		15.5	14.2
Depreciation of lease assets		30.9	30.6
Amortization of intangible assets		26.3	24.3
Reversal of lease asset impairment		(2.5)	—
Net interest expense	6,14	20.7	12.4
Other net finance expense		0.9	1.2
Foreign exchange loss		2.9	1.8
Other income	13	(6.8)	(2.3)

Income before income taxes		83.8	58.8

Income taxes
Current		25.2	19.7
Deferred		(6.3)	(5.7)

Total income taxes		18.9	14.0

Net income for the period		64.9	44.8

Weighted average number of shares outstanding - basic		110,890,785	111,343,295

Weighted average number of shares outstanding - diluted		110,927,669	111,613,788

Shares outstanding, end of the period		111,020,982	111,183,376

Earnings per share, basic and diluted		0.59	0.40
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended March 31,
		2023	2022
(In millions of Canadian dollars)	Notes	$	$
Net income for the period		64.9	44.8
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		(5.9)	(17.0)
Net unrealized gain (loss) on FVOCI financial assets	5	1.4	(3.4)
Net unrealized gain on interest rate and total return swaps	11	0.6	0.9

Other comprehensive loss for the period, net of tax		(3.9)	(19.5)

Total comprehensive income for the period, net of tax		61.0	25.3
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 9)	Share Capital (note 9)	Contributed Surplus (note 9)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				44.8		44.8
Other comprehensive loss					(19.5)	(19.5)
Total comprehensive income (loss)				44.8	(19.5)	25.3
Share options exercised for cash	310,554	9.9				9.9
Share-based compensation			(0.8)			(0.8)
Shares repurchased under Normal Course Issuer Bid	(460,657)	(4.0)	—	(24.6)		(28.6)
Fair value reclass of share options exercised		1.7	(1.7)			—
Dividends declared				(20.0)		(20.0)

Balance, March 31, 2022	111,183,376	980.0	8.1	1,043.6	(44.2)	1,987.5

Balance, December 31, 2022	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Net income				64.9		64.9
Other comprehensive loss					(3.9)	(3.9)
Total comprehensive income				64.9	(3.9)	61.0
Share options exercised for cash	211,962	7.0				7.0
Share-based compensation			0.6			0.6
Fair value reclass of share options exercised		1.2	(1.2)			—
Dividends declared				(21.7)		(21.7)

Balance, March 31, 2023	111,020,982	992.0	6.1	1,198.1	136.7	2,332.9
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended March 31,
		2023	2022
(In millions of Canadian dollars)	Notes	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income		64.9	44.8
Add (deduct) items not affecting cash:
Depreciation of property and equipment		15.5	14.2
Depreciation of lease assets		30.9	30.6
Reversal of lease asset impairment		(2.5)	—
Amortization of intangible assets		26.3	24.3
Deferred income taxes		(6.3)	(5.7)
Net gain on equity securities	13	(4.0)	(1.7)
Share-based compensation	9	15.6	3.2
Provisions	7	10.4	21.7
Other non-cash items		(2.6)	0.2
		148.2	131.6
Trade and other receivables		58.4	3.6
Unbilled receivables		(89.2)	(59.4)
Contract assets		(4.9)	(1.1)
Prepaid expenses		(15.6)	(15.3)
Income taxes recoverable		15.0	5.3
Trade and other payables and other accruals		(58.2)	(54.2)
Deferred revenue		(17.0)	(4.5)
		(111.5)	(125.6)
Net cash flows from operating activities		36.7	6.0
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of investments held for self-insured liabilities	5	(15.3)	(17.1)
Proceeds from sale of investments held for self-insured liabilities	5	7.0	55.4
Purchase of intangible assets		(1.6)	(2.1)
Purchase of property and equipment		(20.2)	(10.8)
Other		6.1	3.0
Net cash flows (used in) from investing activities		(24.0)	28.4
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from revolving credit facility	14	56.5	68.0
Repayment of notes payable and software financing obligations	14	(32.3)	(39.1)
Net (repayment of) proceeds from bank indebtedness		(9.6)	20.6
Net lease payments	14	(29.8)	(36.8)
Repurchase of shares for cancellation	9	—	(28.6)
Proceeds from exercise of share options		7.0	9.9
Payment of dividends to shareholders	9	(20.0)	(18.3)
Net cash flows used in financing activities		(28.2)	(24.3)
Foreign exchange loss on cash held in foreign currency		(0.9)	(4.6)
Net (decrease) increase in cash and cash equivalents		(16.4)	5.5
Cash and cash equivalents, beginning of the period		148.3	186.7
Cash and cash equivalents, end of the period		131.9	192.2
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter ended March 31, 2023, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 10, 2023. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter ended March 31, 2023 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2022 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2022 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2022 annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
The following amendments became effective on January 1, 2023 and did not have a material impact on the Company's consolidated financial statements:

•In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies.

•In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies are required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases.

b) Future adoptions
The standards, amendments, and interpretations issued before 2023 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2022 annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4.Trade and Other Receivables

		March 31, 2023	December 31, 2022
	Note	$	$

Trade receivables, net of expected credit losses of $2.0 (2022 – $2.0)		932.1	988.1
Holdbacks, current		20.0	26.3
Other		13.9	13.6
Trade and other receivables		966.0	1,028.0

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
March 31, 2023	934.1	571.1	196.7	44.1	40.3	81.9
December 31, 2022	990.1	556.4	246.9	71.6	39.8	75.4

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 11.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-8	Stantec Inc.

5.Other Assets

		March 31, 2023	December 31, 2022
	Note	$	$

Financial assets
Investments held for self-insured liabilities	10,13	170.1	156.8
Holdbacks on long-term contracts		35.3	33.7
Other		31.7	27.0
Non-financial assets
Investments in joint ventures and associates		7.9	7.8
Other		10.2	9.5
		255.2	234.8
Less current portion - financial		8.7	9.1
Less current portion - non-financial		1.2	1.1
Long-term portion		245.3	224.6

Financial assets — Other primarily includes indemnifications, sublease receivables, deposits, and derivative financial instruments (note 11). Non-financial assets - Other primarily includes transactions costs on long-term debt and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income. During the first quarter of 2023, the Company recorded a net gain on equity securities of $4.0 (March 31, 2022 – net gain of $1.7) (note 13) and an unrealized gain on bonds of $1.4 (March 31, 2022 – unrealized loss of $3.4).

6.Long-Term Debt

	March 31, 2023	December 31, 2022
	$	$

Senior unsecured notes	298.6	298.6
Revolving credit facility	588.9	533.0
Term loan	307.5	307.2
Notes payable	44.0	62.4
Software financing obligations	18.3	34.6
	1,257.3	1,235.8
Less current portion	25.6	52.2
Long-term portion	1,231.7	1,183.6

Interest expense on the Company’s long-term debt and bank indebtedness for the first quarter of 2023 was $15.7 (March 31, 2022 – $7.7).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-9	Stantec Inc.

Senior unsecured notes
The Company has $300.0 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facility and term loan
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loan of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and mature at various dates before December 8, 2027. The average interest rate for the revolving credit facility and the term loan at March 31, 2023, was 6.07% (December 31, 2022 – 6.09%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022. The Company was in compliance with these covenants as at and throughout the quarter ended March 31, 2023.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 that is repayable on demand. The average interest rate for the facility at March 31, 2023, was 5.63% (December 31, 2022 - 5.18%) and the amount drawn was $25.0 (December 31, 2022 - $24.6).

Bank indebtedness also includes overdrafts drawn under the terms of the Company’s syndicated senior credit facilities of $4.2 (December 31, 2022 - $12.7) payable in Canadian funds and $26.9 (December 31, 2022 - $28.1) payable in US funds.

Notes payable
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2023 to 2025. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at March 31, 2023, was 1.79% (December 31, 2022 – 1.6%).

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 5.94% (December 31, 2022 - up to 5.94%). These obligations expire at various dates before October 2027.

Letter of credit and surety facilities
The Company has a separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100. At March 31, 2023, $71.9 (December 31, 2022 – $66.9) in aggregate letters of credit outside of the Company’s credit facilities were issued and outstanding. These were issued in various currencies. Of these letters of credit, $59.4 (December 31, 2022 – $54.6) expire at various dates before April 2024 and $12.5 (December 31, 2022 – $12.3) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At March 31, 2023, the Company retained bonds of $22.7 (December 31, 2022 – $27.1) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before March 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $20.1 (December 31, 2022 - $18.8) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-10	Stantec Inc.

7.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2023	94.6	52.6	17.5	33.1	197.8
Current period provisions	10.2	1.0	2.0	0.7	13.9
Paid or otherwise settled	(5.1)	(5.6)	(3.2)	(3.4)	(17.3)
Impact of foreign exchange	(0.1)	0.2	—	—	0.1
	99.6	48.2	16.3	30.4	194.5
Less current portion	7.2	22.7	2.0	12.2	44.1
Long-term portion	92.4	25.5	14.3	18.2	150.4

8.Other Liabilities

		March 31, 2023	December 31, 2022
	Note	$	$

Cash-settled share-based compensation	9	79.3	60.4
Other		4.9	8.8
		84.2	69.2
Less current portion		40.9	36.0
Long-term portion		43.3	33.2

9.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 5,538,309 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During the first quarter of 2023, no common shares were repurchased for cancellation pursuant to the NCIB (March 31, 2022 - 460,657 shares were repurchased at a cost of $28.6). As at March 31, 2023 and December 31, 2022, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.
Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2023:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 10, 2022	December 30, 2022	January 17, 2023	0.180	20.0
February 22, 2023	March 31, 2023	April 17, 2023	0.195	—

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-11	Stantec Inc.

At March 31, 2023, trade and other payables included $21.7 related to the dividends declared on February 22, 2023.

Share-based payment transactions

During the first quarter of 2023, the Company recognized a net share-based compensation expense of $15.6 (March 31, 2022 - $3.2), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $20.9 (March 31, 2022 - recovery of $0.3) offset with a hedge impact of $5.3 (March 31, 2022 - $3.5) (note 11).

At March 31, 2023, the accrued obligations for Performance Share Units (PSUs) of $45.3 (December 31, 2022 - $32.8), Restricted Share Units (RSUs) of $17.6 (December 31, 2022 - $12.7), and Deferred Share Units (DSUs) of $16.4 (December 31, 2022 - $14.9) were recorded in other liabilities (note 8).

10.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first quarter of 2023, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At March 31, 2023	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	5	170.1	—	170.1	—
Derivative financial instruments	5,11	7.4	—	7.4	—
Liabilities
Notes payable	6	44.0	—	—	44.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-12	Stantec Inc.

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2022	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	5	156.8	—	156.8	—
Derivative financial instruments	5,11	3.1	—	3.1	—
Liabilities
Notes payable	6	62.4	—	—	62.4
Derivative financial instruments	8,11	2.3	—	2.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At March 31, 2023	Note	$	$	$	$
Senior unsecured notes	6	298.6	—	264.6	—

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2022	Note	$	$	$	$
Senior unsecured notes	6	298.6	—	259.8	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-13	Stantec Inc.

11.Financial Instruments
a)Derivative financial instruments

Interest rate swap
The Company has an interest rate swap agreement to hedge the interest rate variability on tranche C of the term loan with a notional amount of $160.0, maturing on June 27, 2023. For the first quarter of 2023, the change in fair value of the interest rate swap, estimated using market rates at March 31, 2023, is an unrealized loss of $1.0 ($0.8 net of tax) (March 31, 2022 – unrealized gain of $2.2 ($1.7 net of tax)) recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $22.4 maturing between 2023 and 2025. During the first quarter of 2023, net changes in the fair value of the TRSs related to the Company's RSUs of $1.9 ($1.4 net of tax) (March 31, 2022 - unrealized loss of $1.0 ($0.8 net of tax)) were recognized in other comprehensive income (loss) and $2.7 (March 31, 2022 - unrealized loss of $1.9 ) was reclassified to the consolidated statements of income, in administrative and marketing expenses. Changes in the fair value of the TRSs related to the Company's DSUs, for which hedge accounting was not applied, of $2.6 (March 31, 2022 – unrealized loss of $1.6) were recognized in administrative and marketing expenses in the consolidated statements of income.

b)Nature and extent of risks
The conflict in Ukraine and the transition to higher inflationary environments have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2023, was $2,062.3 (December 31, 2022 – $2,031.1).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2023, the days of revenue in trade receivables were 56 days (December 31, 2022 – 62 days).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-14	Stantec Inc.

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at March 31, 2023, would increase or decrease the Company’s net income by $2.5 (March 31, 2022 - $2.0), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at March 31, 2023, would decrease or increase the Company’s net income by $3.5 (March 31, 2022 - $1.3), respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800.0 revolving credit facility, term loan, and multicurrency credit facility, and the issuance of common shares. The unused capacity of the credit facilities at March 31, 2023, was $185.9 (December 31, 2022 – $231.8) and the Company also has access to additional funds of $600.0 under its syndicated credit facilities (note 6). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit facilities and term loan are based on floating interest rates. However, this risk has been partially mitigated by the interest rate swap on tranche C of the term loan. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit facilities and term loan balances at March 31, 2023, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $1.5 (March 31, 2022 - $1.4), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-15	Stantec Inc.

12.Employee Costs

		For the quarter ended March 31,
		2023	2022
	Note	$	$
Wages, salaries, and benefits		896.5	776.2
Pension costs		24.9	20.5
Net share-based compensation	9,11	15.6	3.2
Total employee costs		937.0	799.9
Direct labor		568.5	483.0
Indirect labor		368.5	316.9
Total employee costs		937.0	799.9

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first quarter of 2023 is $25.0 (March 31, 2022 – $20.1) related to defined contribution plans.

13.Other Income

	For the quarter ended March 31,
	2023	2022
	$	$

Realized gain on equity securities	(0.1)	(7.7)
Unrealized (gain) loss on equity securities	(3.9)	6.0
Other	(2.8)	(0.6)
Total other income	(6.8)	(2.3)

14.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2023, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2023	298.6	840.2	62.4	34.6	621.4	1,857.2
Statement of cash flows
Net proceeds (repayments)	—	56.5	(16.0)	(16.3)	(29.8)	(5.6)
Non-cash changes
Foreign exchange	—	(0.5)	0.2	(0.2)	(1.5)	(2.0)
Additions and modifications	—	—	—	—	9.8	9.8
Other	—	0.2	(2.6)	0.2	—	(2.2)
March 31, 2023	298.6	896.4	44.0	18.3	599.9	1,857.2

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-16	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2022, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2022	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows
Net proceeds (repayments)	—	68.0	(27.0)	(12.1)	(36.8)	(7.9)
Non-cash changes
Foreign exchange	—	(1.6)	0.7	(0.1)	(2.1)	(3.1)
Additions and modifications	—	—	(0.1)	3.5	3.8	7.2
Other	0.1	0.3	(1.3)	0.1	—	(0.8)
March 31, 2022	298.3	917.9	37.0	22.4	633.8	1,909.4

	For the quarter ended March 31,
	2023	2022
	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	8.0	12.5
Interest paid, net of receipts	19.3	10.0

Interest on lease liabilities during the first quarter of 2023 was $6.3 (March 31, 2022 - $5.8).

15.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-17	Stantec Inc.

Reportable segments

	For the quarter ended March 31, 2023
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	355.4	858.0	364.7	1,578.1	(38.9)	1,539.2
Less inter-segment revenue	11.3	13.5	14.1	38.9	(38.9)	—
Gross revenue from external customers	344.1	844.5	350.6	1,539.2	—	1,539.2
Less subconsultants and other direct expenses	41.1	201.3	68.3	310.7	—	310.7
Total net revenue	303.0	643.2	282.3	1,228.5	—	1,228.5
Project margin	162.1	351.2	146.7	660.0	—	660.0

	For the quarter ended March 31, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	318.4	712.2	316.0	1,346.6	(32.7)	1,313.9
Less inter-segment revenue	9.1	10.0	13.6	32.7	(32.7)	—
Gross revenue from external customers	309.3	702.2	302.4	1,313.9	—	1,313.9
Less subconsultants and other direct expenses	35.3	171.2	57.3	263.8	—	263.8
Total net revenue	274.0	531.0	245.1	1,050.1	—	1,050.1
Project margin	145.1	290.5	131.5	567.1	—	567.1

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	March 31, 2023	December 31, 2022	For the quarter ended March 31,
			2023	2022
	$	$	$	$

Canada	607.7	618.4	344.1	309.3
United States	1,952.2	1,982.0	844.5	702.2
United Kingdom	204.1	202.2	119.9	93.0
Australia	408.6	421.2	117.6	113.5
Other global geographies	162.6	164.1	113.1	95.9
	3,335.2	3,387.9	1,539.2	1,313.9

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-18	Stantec Inc.

Gross revenue by services

	For the quarter ended March 31,
	2023	2022
	$	$

Infrastructure	412.5	369.6
Water	327.7	266.2
Buildings	291.1	242.4
Environmental Services	321.6	284.3
Energy & Resources	186.3	151.4
Total gross revenue from external customers	1,539.2	1,313.9

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

16.Event after the Reporting Period

Dividends
On May 10, 2023, the Company declared a dividend of $0.195 per share, payable on July 17, 2023, to shareholders of record on June 30, 2023.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2023	F-19	Stantec Inc.